July 9, 2009

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, DC 20549

Re:

American General Finance Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

File No. 001-06155

Dear Mr. Nolan:

We are requesting an extension of time to file our response to the Commission’s letter dated June 26, 2009.  As discussed with Mr. Edwin Adames, Senior Staff Accountant, by telephone on July 8, 2009, we are gathering information to prepare our written response and expect to be in a position to provide a response through an EDGAR filing no later than July 27, 2009.  We appreciate the Staff’s accommodation of our request for an extension.

Please contact me at 800-457-3741 if you have further comments or questions.

Sincerely,

/s/  Donald R. Breivogel, Jr.

Donald R. Breivogel, Jr.

Senior Vice President and Chief Financial Officer